SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
WILL H. CAI ^	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
GEOFFREY CHAN *		CHICAGO
CHI T. STEVE KWOK *	TEL: (852) 3740-4700	HOUSTON
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	LOS ANGELES
HAIPING LI *	www.skadden.com	NEW YORK
RORY MCALPINE ♦		PALO ALTO
CLIVE W. ROUGH ♦		WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON

^ (ALSO ADMITTED IN CALIFORNIA)		BEIJING
♦(ALSO ADMITTED IN ENGLAND & WALES)		BRUSSELS
*(ALSO ADMITTED IN NEW YORK)		FRANKFURT
LONDON
REGISTERED FOREIGN LAWYERS		MOSCOW
ANDREW L. FOSTER (NEW YORK)		MUNICH
Z. JULIE GAO (CALIFORNIA)		PARIS
BRADLEY A. KLEIN (ILLINOIS)		SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

June 29, 2018

VIA EDGAR

Ms. Mara L. Ransom

Mr. Parhaum J. Hamidi

Ms. Yolanda Guobadia

Mr. Robyn Manuel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Walnut Street Group Holding Limited (CIK No. 0001737806)
Registration Statement on Form F-1

Dear Ms. Ransom, Mr. Hamidi, Ms. Guobadia and Mr. Manuel:

On behalf of our client, Walnut Street Group Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on June 11, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated June 27, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the Staff’s non-public review, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s prompt feedback to this filing.

Summary Consolidated Financial Data and Operating Data, page 13

1.              Please disclose a reconciliation from the number of shares used in computing historical loss per share to the number of shares used in computing pro forma loss per share.

In response to the Staff’s comment, the Company has revised pages 14 and 76 of the Registration Statement to disclose a reconciliation from the number of shares used in computing historical loss per share to the number of shares used in computing pro forma loss per share.

Capitalization, page 62

2.              Please disclose the number of Class A Ordinary shares outstanding on a pro forma and pro forma as adjusted basis and show how the number of shares was computed in each case.

In response to the Staff’s comment, the Company has revised pages 64 and 65 of the Registration Statement to (i) present the number of Class A ordinary shares outstanding on a pro forma and pro forma as adjusted basis, and (ii) show the computation of the number of shares in each of the aforementioned cases.

Business

Our Buyers, page 108

3.              In response to comment 19, you state that an individual who receives a user recommendation through a social network “may elect to purchase the product directly through an individual purchase or a team purchase or may access the Company’s platform through the Pinduoduo mobile app or other access points to make a purchase,” and you are therefore “unable to definitively track and quantify buyer traffic or purchases from social networks generally or from Weixin and QQ specifically.” Please expand the disclosure in your Business section (and in the risk factor related to social networks on page 18) to quantify the proportion of team purchases in the periods presented which included at least one purchaser who placed the order directly through a social network generally and directly through Weixin and QQ specifically. If you cannot provide this information please explain why and provide qualitative disclosure explaining the impact on your business of social networks generally and of Weixin and QQ specifically. Also, please quantify buyer traffic generated through your platform.

The Company respectfully advises the Staff that due to the nature of the Company’s business model, which resembles a dynamic and interactive shopping experience, it is impracticable for the Company to accurately bifurcate and quantify the buyer traffic generated directly through its platform and through social networks. A buyer’s path to purchase may involve both in-app behaviour and tools and services enabled through social networks and access points. Initial user engagement on the Company’s platform, the decision making process of placing an order, and the final action of order placement may be completed through different access points to the Company’s platform. For example, a buyer may become initially interested in a product on the Company’s platform when visiting the Pinduoduo mobile app. He or she may later form a decision to purchase that product when browsing in the Company’s mini-program. Finally, he or she may return to the Pinduoduo mobile app to actually place the order, or in another scenario, if a social contact happens to invite him or her for a team purchase of that product through a Weixin link, he or she may make the final purchase via the Company’s access point in Weixin. These varied circumstances, while not exhaustive, demonstrate the complexity and difficulty of accurately measuring and quantifying the buyer traffic. In addition, due to the aforementioned reasons, the Company believes that the final purchase destination also cannot be used to reflect the significance of social networks and the Pinduoduo mobile app to the Company’s business operations.  During the Company’s daily operations, the management focuses on the GMV on the Company’s platform as a whole and the seamless user experience across different access points. In response to the Staff’s comment, the Company has made referenced disclosure on pages 18 and 112 of the Registration Statement, respectively.

Management

Pindoudou Partnership, Page 129

4.              Please expand your disclosure to identify the current and any known future members of the Pinduoduo Partnership and the Partnership Committee.

In response to the Staff’s comment, the Company has revised pages 134 and 135 of the Registration Statement to include the referenced disclosure.

5.              We note your added disclosure beginning on page 131 regarding the Pinduoduo Partnership. We may have additional comments on this disclosure once we receive a supplemental copy of the Partnership Agreement, as requested in prior comment 20.

Concurrently with the filing of the Registration Statement, the Company is supplementally submitting a copy of the execution version of the Partnership Agreement for the Staff’s review on a confidential basis.

6.              You state here that a partner candidate must have had continued service with you “for a meaningful period of time,” and that a partner must hold “a meaningful level of equity interests” in your company during his or her tenure as a partner. If the Partnership Agreement will designate specific service and equity interest requirements, please revise to disclose these requirements. Regardless, clarify your reference to “continued service” to elaborate to disclose how such service is established and whether this is equivalent to employment with you.

In response to the Staff’s comment, the Company has revised page 134 of the Registration Statement to (i) disclose the service and equity interest requirements for partner candidate, and (ii) clarify the reference to “continued service.”

7.              You state in the final paragraph of page 129 that the Pinduoduo Partnership “will be entitled to appoint Executive Directors,” and you state in the first paragraph of page 130 that the Executive Director candidate will be “nominated by the Pinduoduo Partnership” and will be appointed “upon approval by the board of directors.” Please revise to disclose the procedures to be followed if the board does not approve an Executive Director candidate. Also, address how shareholder approval impacts the election of the Executive Director.

In response to the Staff’s comment, the Company has revised page 135 of the Registration Statement to include the referenced disclosure.

8.              Please include disclosure in your prospectus summary and risk factor section describing the significant risks arising from the Pinduoduo Partnership’s nomination and appointment rights, its cash bonus determination and allocation rights, and any other source of potential conflict between the interests of the Partnership and those of your investors. If you do not believe such disclosure is required, please provide us with your analysis as to why.

In response to the Staff’s comment, the Company has made the referenced disclosure on pages 8, 36 and 37 of the Registration Statement.

Directors and Executive Officers, page 131

9.              Identify your Executive Director(s) or Executive Director nominee(s), if known.

In response to the Staff’s comment, the Company has revised page 135 of the Registration Statement to include the referenced disclosure.

Related Party Transactions

Agreement and Business Cooperation with Tencent, page 141

10.       We note that, in response to comment 21, you have revised your disclosure here to describe Tencent’s provision of access points on the interface of Weixin Wallet pursuant to the Strategic Cooperation Framework Agreement filed as Exhibit 10.13. Please further expand your disclosure in this section to describe all other material terms of the Strategic Cooperation Agreement, including those listed in the Appendix thereto which relate to payment solutions, user engagement, and any other material aspects of your business. In that regard, we note your related risk factor on page 24 in which you identify multiple cooperation areas and state, “If services provided by Tencent to us become limited . . ., our business may be materially and adversely affected.”

In response to the Staff’s comment, the Company has revised page 147 of the Registration Statement to expand on the disclosure of the other material terms of the Strategic Cooperation Framework Agreement with Tencent.

Description of Share Capital

Shareholders Agreement, page 153

11.       You state here that the “special rights” afforded to certain investors pursuant to the shareholders agreement “will automatically terminate upon the completion of a qualified initial public offering.” Please confirm to us, if true, that Tencent’s special rights under the agreement (including its right to appoint a director to your board) will terminate upon the completion of a qualified initial public offering. We note in that regard Articles 1.6 and 8.1 of the shareholders agreement filed as Exhibit 4.4 and the definition of “Qualified Initial Public Offering.”

In response to the Staff’s comment, the Company has revised page 159 of the Registration Statement to clarify that the special rights afforded to certain investors pursuant to the shareholders agreement will automatically terminate upon the completion of a qualified initial public offering, with the exception of Tencent’s right to appoint one director to our board, which will survive after the completion of a qualified initial public offering. The Company expects Tencent to waive this right upon the completion of the qualified initial public offering.

Exhibits

12.       We note that you have redacted certain information from your exhibits, such as Exhibit 10.4. If you intend to seek confidential treatment for this information, please ensure you follow the requirements set forth in Rule 406 of the Securities Act or tell us why you do not believe you need to do so. For further guidance, please refer to the Division’s Staff Legal Bulletin No. 1A (July 11, 2011).

The Company respectfully advises the Staff that the information that has been redacted from the exhibits relates to individual’s personal information such as personal identification number, address, bank account, telephone number and email address. The Company has redacted such information from the exhibits due to the privacy concern of these individuals. Additionally, the Company does not believe the disclosure of such information would provide meaningful information to the public investors.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com, or Henry Song, partner at Ernst &Young Hua Ming LLP, by telephone at +86-21-2228-2054 or via email at henry.song@cn.ey.com. Ernst &Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures.

cc:                                Zheng Huang, Chairman of the Board of Directors and Chief Executive Officer,
Walnut Street Group Holding Limited

Henry Song, Partner, Ernst &Young Hua Ming LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP